Exhibit 99.1

Corporación América Airports S.A. Reports June 2020 Passenger Traffic

Total passenger traffic down 96.9% driven by declines in all countries of operations impacted by the COVID-19 pandemic and travel restrictions worldwide

LUXEMBOURG--(BUSINESS WIRE)--July 15, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 96.9% decline year-over-year passenger traffic in June 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jun'20	Jun'19(1)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	126	3,658	-96.5%	10,143	22,704	-55.3%
International Passengers (thousands)	55	2,355	-97.6%	5,467	13,747	-60.2%
Transit Passengers (thousands)	24	610	-96.1%	1,946	4,125	-52.8%
Total Passengers (thousands)	206	6,623	-96.9%	17,556	40,577	-56.7%
Cargo Volume (thousand tons)	15.2	32.8	-53.6%	128.8	209.5	-38.5%
Total Aircraft Movements (thousands)	12.6	67.9	-81.5%	207.1	419.6	-50.6%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in June 2020 dropped 96.9% YoY, primarily reflecting the impact of the Covid-19 pandemic on air travel. Although some countries relaxed government-imposed travel restrictions during June, allowing to restart commercial operations, passenger demand remains low. International traffic declined by 97.6% YoY, while domestic traffic dropped 96.5% YoY.

In Argentina, total passenger traffic decreased 99.2% YoY, as a result of prolonged measures implemented mid-March by the Government restricting both international and domestic flights to contain the breakout. International passenger traffic declined 98.6%, keeping minimum levels due to repatriation flights, while domestic passenger traffic dropped 99.6% YoY.

In Italy, passenger traffic declined 97.5% YoY, with traffic at Florence airport down 96.1% YoY while passenger traffic at Pisa Airport was down 98.3% YoY. However, both Florence and Pisa airports restarted commercial operations the first week of June, and are currently operating domestic and international flights by Air France, KLM, Ryanair and Vueling, among others.

In Brazil, total passenger traffic dropped 91.3% YoY, reflecting a decrease of 88.1% in domestic passenger traffic together with no international traffic. This, however, signaled an improvement from the 95.2% drop in May.

In Ecuador, passenger traffic declined 94.9% YoY. Commercial flights restarted in June with the opening of international routes to the US by American Airlines, Jet Blue and low-cost carrier Spirit, and domestic routes to Quito by LATAM and Avianca.

Passenger traffic declined 98.1% YoY in Uruguay and 94.9% in Armenia, where restrictions banning the entrance of foreigner or non-residents remained in force in June.

Cargo Volume and Aircraft Movements

Cargo volume decreased 53.6% on June 2020, mainly due to declines of 44.5% in Argentina, 87.2% in Brazil and 73.8% in Ecuador. Italy, by contrast, had an increase of 7.2% YoY.

Aircraft movements declined 81.5% YoY in June 2020, mainly attributed to declines of 84.9% in Argentina, 74.4% in Brazil, 84.9% in Italy and 68.8% in Ecuador. Aircraft movements also declined 81.2% in Uruguay, 84.2% in Armenia and 87.9% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jun'20 (2)	Jun'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	25	3,312	-99.2%	8,980	21,221	-57.7%
Italy	21	839	-97.5%	1,026	3,779	-72.9%
Brazil	120	1,380	-91.3%	4,610	9,254	-50.2%
Uruguay	3	158	-98.1%	534	1,142	-53.2%
Ecuador	20	361	-94.4%	1,015	2,231	-54.5%
Armenia	14	282	-94.9%	582	1,321	-55.9%
Peru	2	292	-99.4%	809	1,631	-50.4%
TOTAL	206	6,623	-96.9%	17,556	40,577	-56.7%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	9,453	17,020	-44.5%	71,688	110,842	-35.3%
Italy	1,118	1,042	7.2%	6,307	6,508	-3.1%
Brazil	973	7,605	-87.2%	18,872	47,380	-60.2%
Uruguay	1,809	1,976	-8.5%	14,400	12,943	11.3%
Ecuador	857	3,275	-73.8%	9,735	21,150	-54.0%
Armenia	990	1,540	-35.7%	6,629	8,294	-20.1%
Peru	33	376	-91.2%	1,184	2,362	-49.9%
TOTAL	15,233	32,834	-53.6%	128,815	209,479	-38.5%
Aircraft Movements
Argentina	5,191	34,291	-84.9%	105,801	221,927	-52.3%
Italy	1,218	8,080	-84.9%	13,103	36,596	-64.2%
Brazil	3,052	11,945	-74.4%	44,003	78,375	-43.9%
Uruguay	364	1,937	-81.2%	8,717	15,851	-45.0%
Ecuador	2,043	6,544	-68.8%	21,571	40,940	-47.3%
Armenia	372	2,361	-84.2%	6,365	11,375	-44.0%
Peru	328	2,708	-87.9%	7,533	14,535	-48.2%
TOTAL	12,568	67,866	-81.5%	207,093	419,599	-50.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic
Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411